Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500
                                                Securian Logo

October 20, 2006

Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:	Variable Annuity Account	Sent Via FAX: 202-772-9285
	Minnesota Life Insurance Company
	Registration Statement on Form N-4
	File Nos. 333-136242, 811-4294

Dear Ms. Sazzman:

This letter responds to your follow up comments that we discussed via telephone on October 16, 2006, regarding the Market Value Adjustment feature. You requested further explanation as to why the MVA feature is not registered in addition to whether it was registered (comment #2 in your original letter).

The Guaranteed Term Account is a separate account of Minnesota Life titled ?Modified Guaranteed Annuity Fixed Separate Account.? There are no units in this separate account. Amounts allocated to this Separate Account do not participate in the investment gain or loss in the separate account.

The guarantee periods offered by the contract provide for accumulation of interest at a guaranteed interest rate when held for the period, including ?excess interest? that may exceed the minimum rate required under applicable non-forfeiture laws. Amounts surrendered, withdrawn, transferred or applied to provide annuity payments from a guarantee period prior to the end of the period may be subject to a market value adjustment (MVA).

Minnesota Life guarantees that the MVA will never exceed, in a positive or negative direction, the excess interest earned on the guarantee period from which the withdrawal, surrender, amount applied to pay annuity payments, or transfer is to be made.

Although a contract with an MVA cannot generally rely on the Rule 151 safe harbor, we note that the SEC also stated in the adopting release for Rule 151 that ?...the presence of this feature [the MVA] should not create a negative inference that no such contract is eligible for exclusion under Section 3(a)(8).? (See Securities Act Release Number 6645, May 29, 1986) Minnesota Life is of the view that its Modified Guaranteed Annuity Fixed Separate Account is not required to be registered and fits within
Section 3(a)(8) of the Securities Act of 1933. Below is a brief overview of some of the reasons for this conclusion, however this is not intended to be an exhaustive analysis of the issues.

*	The Separate Account used is a non-unitized separate
account and the performance of the assets has no effect on
the contract accumulation value, and therefore does not
shift investment risk to the contract owners.  The assets
of Minnesota Life?s General Account are also available to
meet the guarantees provided under the contract without
additional investment risk to contract owners.
*	There is a minimum interest rate guarantee.  Minnesota
Life, for the life of the contract (for amounts allocated
to one of the guarantee periods) will credit a specified
rate of interest that provides values that are at least
equal to the minimum values required by the applicable
state non-forfeiture law for modified guaranteed annuities
or, if no such law is applicable, to the minimum required
for individual annuity contracts by the NAIC Modified
Guaranteed Annuity Regulation.
*	Minnesota Life may also guarantee interest in excess of the
specified minimum rate.  Minnesota Life guarantees, for the
initial guarantee period, excess interest at the rate
declared by the company for the period selected.  Because
Minnesota Life guarantees the Initial Guaranteed Interest
Rate for the initial period (which is more than one year in
length) the rate of interest is never changed more than
once per year.
*	The MVA feature does not shift the investment risk to the
contract owner. The MVA will not invade principal and minimum interest credited to principal, at an annual rate guaranteed in the contract. Minnesota Life bears the investment risk that the assets purchased to support the minimum and current interest rate guarantees are sufficient to cover the interest credited in the contract.

If you have any additional questions or concerns, please contact me directly at the number provided below. If there are no additional items to address, please make us aware of that and we will proceed with our pre-effective amendment filing and acceleration request.

Sincerely,

/s/ Michael P. Boyle

Michael P. Boyle
Counsel
Minnesota Life Insurance Company
(651) 665-3708

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including
Minnesota Life Insurance Company, Advantus Capital Management,
Securian Financial Services and Securian Trust Company.